THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

November 28, 2007

[VIA EDGAR]

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn :  Mrs. Patricia P. Williams

(202) 559-6986

RE:

AMM Funds (the “Registrant”)

Registration Statement on Form N-1A

File Nos. 333-135714; 811-21927

Dear Mrs. Williams:

On behalf of the Registrant, this letter responds to the comments you provided to Corey Duersch during a telephone call on November 21, 2007, with respect to the above-referenced filing.  The Prospectus has been revised to reflect your comments and will be included in the Registrant's definitive materials filing on Form 497.

Your comments are set forth below, and each is followed by the Registrant’s response.

Prospectus

Comment 1:	In the market timing disclosure in the section entitled "Other Purchase Information," please discuss with greater specificity what trading the Funds considers "abusive."
Response:

The market timing disclosure in the Prospectus has been revised as follows:

"The Board of Trustees has adopted a policy directing each Fund to reject any purchase order with respect to one investor, a related group of investors or their agent(s), where it detects a patter of purchases and sales of the Fund that indicates market timing ~~or trading that it determines is abusive~~."

Comment 2:	In the section entitled "Management of the Funds," please disclose the length of service of each Portfolio Manager with respect to each Fund.
Response:

The Prospectus has been revised as requested.  Please note the additions to the following provisions:

"Mr. Wisdom, a portfolio manager for the Funds since their inception, is the Chief Executive Officer and Managing Director of AMM, and serves on AMM’s Investment Committee."

"Mr. Moore, also a portfolio manager for the Funds since their inception, is the Chief Investment Officer and a shareholder of AMM, as well as the Chairman of AMM’s Investment Committee."

Further, please note that the following disclosure for the third Portfolio Manager remains unchanged (as it specifies the Portfolio Manager's length of service):  "Mr. Lehmann joined AMM as a portfolio manager in January 2007 and serves on AMM's Investment Committee."

The Registrant has authorized us to acknowledge on its behalf that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (513) 352-6725 if you should require any further information.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser, Esq.

644293